CONFLICT MINERALS REPORT
For the reporting period from January 1, 2013 to December 31, 2013

Cardiovascular Systems, Inc.

Cardiovascular Systems, Inc. (the "Company," "we," "us," or "our") develops, manufactures and markets devices for the treatment of vascular diseases. The Company’s peripheral arterial disease products, the Stealth 360°® PAD System, Diamondback 360® PAD System, and Predator 360°® PAD System, are catheter-based platforms capable of treating a broad range of plaque types, including calcified plaque, in leg arteries both above and below the knee and address many of the limitations associated with existing treatment alternatives. In October 2013, the Company received premarket approval (“PMA”) from the FDA to market the Diamondback 360® Coronary Orbital Atherectomy System (“OAS”) as a treatment for severely calcified coronary arteries. The Company began a controlled commercial launch of the Diamondback 360® Coronary OAS following receipt of PMA approval.

The Company has prepared this Conflict Minerals Report for the period January 1, 2013 through December 31, 2013, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Conflict Minerals

On August 22, 2012, the U.S. Securities and Exchange Commission ("SEC") adopted final rules to implement reporting and disclosure requirements concerning conflict minerals, as directed by Section 1502 of the Dodd-Frank Act. Section 1502 is intended to make transparent the financial interests that support armed groups in the Democratic Republic of the Congo and its nine adjoining countries (the "Covered Countries"). By requiring SEC reporting companies to report the source of any conflict minerals used in their products, the law is attempting to dissuade companies from engaging in trade that supports these armed groups.

Conflict minerals currently include cassiterite, columbite/tantalite, and wolframite (the most common derivatives of which are tin, tantalum and tungsten, respectively) as well as gold. Section 1502 is applicable to all SEC reporting companies that manufacture or contract to manufacture products where conflict minerals are necessary to the functionality or production of the product.

The Company reviewed its manufactured products and determined that its product groups listed below (a) contain products for which conflict minerals are necessary to the functionality or production of the products, (b) contain products that were manufactured or contracted to be manufactured by the Company, and (c) for which the manufacture was completed during the calendar year 2103.

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Orbital Atherectomy Devices - The devices are catheter-based platforms capable of treating a broad range of plaque types in arteries and address many of the limitations associated with existing treatment alternatives. This product contains tantulum, tin, tungsten and gold.

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Saline Infusion Pumps - Used with the Company's Orbital Atherectomy Devices, the saline infusion pump mounts directly to the intravenous pole and bathes the device's shaft and crown and provides an electric power supply for the operation of the catheter. The constant flow of saline reduces the risk of heat generation and improves the flush of particulates. This product contains tantulum, tin, tungsten and gold.

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Guidewires - The ViperWire Advance guidewire is the second generation of the ViperWire. The ViperWire Advance was designed to offer an improved ability to maneuver through tortuous, twisting blood vessels and cross challenging lesions. The Orbital Atherectomy Device and Orbital Atherectomy Systems travel over this wire to the lesion and operate on this wire. This product contains tin and tungsten.

As a result, the Company is subject to the reporting requirements of Rule 13p-1. As discussed below, the Company has been unable to determine the facilities used to process the necessary conflict minerals in these products or the country of origin of the necessary conflict minerals in these products, and has therefore been unable to determine the mine or location of origin of these conflict minerals.

The Company conducted a good faith reasonable country of origin inquiry regarding the conflict minerals used in its products, which began with surveying its suppliers who supply metal components or components containing metals. The good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the conflict minerals originated in the Covered Countries and whether any of the conflict minerals may be from recycled or scrap sources. The goal of the survey was to communicate the Company's conflict mineral policy and expectations, determine which suppliers have a conflict minerals policy and determine the conflict free status of the supply chain and its products, if possible.

Conflict Minerals Policy

The Company has a policy in place to determine how it will source materials to comply with U.S. and international restricted materials regulations. The Company's policy provides that the Company's goals are the following:

•	The Company supports the aims and objectives of the U.S. legislation on the supply of conflict minerals.

•	The Company supports ending the violence and human rights violations in the mining of certain minerals from the Covered Countries.

•	The Company will not knowingly procure specified metals that originate from facilities in the Covered Countries that are not certified as "conflict-free".

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In an effort to ensure compliance with the requirements of Sections 1502, the Company will collaborate with its suppliers to undertake reasonable due diligence with their supply chains to ensure that conflict minerals are sourced only from:

◦	Mines and smelters outside the Covered Countries or

◦	Mines and smelters which have been certified by an independent third party as "conflict free" if sourced within the Covered Countries.

•	The Company will design and source materials in accordance with U.S. and international regulations.

•	The Company will survey its suppliers to:

◦	Determine if suppliers have processes in place to comply with regulations.

◦	Determine if suppliers have completed due diligence with their supply chain.

◦	Determine and document which components meet or do not meet the regulations.

Design and Performance of Due Diligence

The supplier survey served as a first step in the Company’s due diligence process related to conflict minerals. The Company's due diligence is an on-going process and is based on steps designed to identify and address actual or potential risks in order to mitigate adverse impacts associated with its sourcing decisions. Additionally, the Company will be communicating its conflict minerals policy to its suppliers.

The Company's due diligence procedures have been developed in connection with the OECD Due Diligence Guidance for Responsible Supply Chains of Materials from Conflict-Affected and High-Risk Areas (Second Edition). The Company is currently working through the OECD's five step process as part of its compliance with Rule 13p-1 as described below to conform its due diligence with the framework in all material respects. The five steps, and the Company's process to implement each of them, is as follows:

1.	Establish strong company management systems.

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The Company has adopted and communicated its conflict minerals policy, described in detail above, to suppliers and the public via our website, www.csi360.com. Internally, the policy is a required training for individuals in any department that is involved in the supply chain.

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A conflict minerals team was established by the Senior Vice President of Quality and Operations to ensure that the Company is compliant with Rule 13p-1. The conflict minerals team is comprised of individuals from the Company's supply chain, project management, regulatory and finance departments and meets on a regular basis. The team is tasked with developing the conflict minerals policy, engagement with suppliers, development of due diligence procedures and risk identification and mitigation. On a bi-weekly basis the team reports out it's progress on the various conflict minerals efforts to senior management.

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The Company is making every effort to introduce a supply chain transparency system with its suppliers; however, this has proven difficult due to the lack of visibility beyond the first tier of suppliers.

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The Company has strengthened its engagement with suppliers to achieve maximum due diligence results. The Company has communicated its conflict minerals policy and will be incorporating it into the Company's contracts and/or purchase orders. If the Company believes that a supplier is in violation of the policy, the Company will request the supplier to undertake corrective action and if no action is taken, the Company will look to alternative sources for the product.

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The Company maintains a confidential hotline, hosted by a third party, that employees may anonymously call to communicate any conflict minerals concerns or potential risks. The hotline will be reviewed quarterly by management and the Company's Audit Committee. Any concerns raised will be reviewed to determine the appropriate action to take.

2.	Identify and assess risk in the supply chain.

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The Company has identified that its primary risk is that it is a company with relatively low purchasing volumes; therefore, it has minimal leverage to require suppliers to comply with the requirements of Rule 13p-1and provide the necessary information that it is requesting. Many of the Company's suppliers responded to the survey that they could not determine whether the conflict minerals used in the products they supply to the Company were sourced from the Covered Countries. While the Company will make every effort to communicate its conflict minerals requirements and assist the suppliers in gaining transparency into their supply chain, the Company is limited in methods to require compliance. The Company may seek to find alternative suppliers if the current suppliers are not "conflict free," but there is no guarantee that a comparable alternative supplier could be found.

3.	Design and implement a strategy to respond to identified risks.

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A summary report of the 2013 supplier survey results is presented to the Senior Vice President of Quality and Operations. The report summarized the current conflict minerals status and identified risks based on the current status, and included a risk management plan, which established a quarterly monitoring program on the risk mitigation process.

4.	Engage third party auditors as necessary.

◦	We are currently not able to engage independent third-party audits of supply chain due diligence at smelters/refiners as the Company does not have visibility beyond its first tier of suppliers.

5.	Provide public information regarding due diligence efforts.

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The Company has fulfilled the reporting requirement by filing this Conflict Minerals Report with the SEC as a part of its annual Form SD filing, as well as providing this information on its website, www.csi360.com, under Investor Relations.

Results of Due Diligence

The fourteen first-tier suppliers who the Company identified all responded to the survey; however, they were unable to provide details on the origin of the conflict minerals used in the materials sourced by the Company. The Company will continue to work with its suppliers to build transparency in the supply chain.

Based on the information provided by the Company’s suppliers and otherwise obtained through the due diligence process, the Company does not have sufficient information to determine the country of origin of the conflict minerals contained in its products, and, as such, the Company cannot reasonably determine that the conflict minerals in the covered products do not come from a Covered Country. Additionally, the Company has not acquired sufficient information to enable it to make a reasonable determination as to the facilities that produce the conflict minerals in the covered countries, nor can the Company make a reasonable determination as to the location of the mines or other locations of origin of the conflict minerals in the Covered Countries.

Ongoing Development

The Company will continually look for ways to develop its due diligence process and risk mitigation where appropriate. Specifically, the Company will focus its risk mitigation efforts on engaging with its suppliers to enable them to conduct and improve their own due diligence performance.

Audit

The Company did not obtain an independent private sector audit of this Conflict Minerals Report, per the temporary exemption included in Rule 13p-1.